UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Mark One

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2007 and 2006

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.

135 North Los Robles Ave., 7th Floor

Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, CA

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, CA

June 26, 2008

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments:
Participant-directed investments — at fair value (Notes 1, 2, and 3)	$54,114,517	$48,214,853
Loans to participants	749,447	362,250

Total investments	54,863,964	48,577,103

Receivables:
Participant contributions	208,118	164,380
Employer contribution	946	101,468

Total receivables	209,064	265,848

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	55,073,028	48,842,951

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	25,001	73,988

NET ASSETS AVAILABLE FOR BENEFITS	$55,098,029	$48,916,939

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments (Note 3)	$(3,202,621)	$1,220,521
Loan interest	32,695	26,061
Dividend and interest income	679,027	345,962

Net investment (loss) income	(2,490,899)	1,592,544

Contributions:
Participant	5,406,957	4,632,555
Employer	2,929,332	2,719,561

Total contributions	8,336,289	7,352,116

Total additions	5,845,390	8,944,660

DEDUCTIONS — Benefits paid	(3,138,530)	(2,499,677)

TRANSFER FROM UNITED NATIONAL BANK 401(k) PLAN (Note 1)		4,394,020

TRANSFER FROM DESERT COMMUNITY BANK 401(k) PLAN (Note 1)	3,474,230

NET INCREASE	6,181,090	6,444,983

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,916,939	38,077,936

End of year	$55,098,029	$48,916,939

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.       DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On September 6, 2005, the Bank acquired United National Bank; on March 31, 2006, the assets of the United National Bank 401(k) Plan were transferred to the Plan. On August 17, 2007, the Bank acquired Desert Community Bank; on November 20, 2007, the assets of Desert Community Bank 401(k) Plan were transferred to the Plan.

Eligibility — Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years (21 years prior to November 2007) and completes three months of service with the Bank.

Contributions — Eligible employees may elect to defer up to 80% (15% prior to November 2007) of their compensation before taxes (limited to $15,500 and $15,000 in 2007 and 2006, respectively). The Bank matches 100% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions and match into various investment options offered by the Plan. Plan participants age 50 or older may also contribute an additional $5,000 to the Plan in 2007 and 2006.

Investments — Participants direct the investments of their contributions into various investment options offered by the Plan. Prior to January 1, 2007, contributions from the Plan Sponsor were automatically invested in East West Bancorp, Inc. stock. As of January 1, 2007, contributions from the Plan Sponsor are in the form of cash and allocated to participants current investment elections.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. If the vested account balance is less than $1,000, benefit payments are determined and disbursed by the Trustee upon notification of the participant’s death, disability, retirement, or termination of employment. If the vested balance is $1,000 or more, benefit payments are determined and disbursed by the Trustee upon receipt of a request from the participant or the participant’s estate. As of December 31, 2007 and 2006, $1,139 and $10,886, respectively, was due to terminated participants.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $269,119 and $137,390, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2007 and 2006, employer contributions were reduced by $247,270 and $0, respectively, from forfeited nonvested accounts.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. At December 31, 2007 and 2006, interest rates on outstanding loans to participants ranged from 5.00% to 9.25% and mature through 2027. Principal and interest are paid ratably through bimonthly payroll deductions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for the Plan for fiscal years beginning after November 17, 2007. Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund, based on the fair value of the underlying investments. Participant loans are valued at the outstanding loan balances.

Fully Benefit-Responsive Investment Contracts — In December 2005, the Financial Accounting Standards Board issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP was effective for financial statements issued for annual periods ending after December 15, 2006, and was required to be applied retroactively to all prior periods presented for comparative purposes.

As described in the FSP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (“Stable Return Fund”), a common collective trust. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Return Fund, as well as the adjustment of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risk Management — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the plan document.

Investment Income — The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2007 and 2006, that represented 5% or more of the Plan’s net assets available for benefits:

2007

East West Bancorp, Inc. common stock	$13,097,242
Stable Value Fund	7,201,706
American Fund EuroPacific Growth	5,831,881
MFS Total Return Fund	5,744,747
American Funds Growth Fund of America	5,231,236
Franklin Flex Cap Growth Fund	4,702,734
Vanguard Index Trust 500	4,509,573

2006

East West Bancorp, Inc. common stock	$19,814,606
Stable Value Fund	5,219,921
Fidelity Advisor Equity Growth Fund	4,012,872
Franklin Flex Cap Growth Fund	3,846,221
Dryden Stock Index Fund Z	3,447,033
Dryden International Equity Fund A	3,115,764

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2007 and 2006, as follows:

	2007	2006

Common collective trust fund	$262,345	$179,641
Mutual funds	2,295,539	1,685,623
Common stock	(5,760,505)	(644,743)

Total	$(3,202,621)	$1,220,521

4.       RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $42,188 and $36,394 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 540,538 and 559,419 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a cost basis of $13,150,359 and $12,904,669, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $212,374 and $106,019, respectively.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

6.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated September 12, 2003, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	Value

	Franklin Flex Cap Growth Fund	97,024 shares, Mutual fund	**	$4,702,734

	Davis Ny Venture Fund A	63,085 shares, Mutual fund	**	2,524,029

	Vanguard Index Trust 500	33,367 shares, Mutual fund	**	4,509,573

	Vanguard Small Cap Index	4,500 shares, Mutual fund	**	146,604

	MFS Total Return Fund	376,952 shares, Mutual fund	**	5,744,747

	Goldman Sachs Mid Cap Value	4,706 shares, Mutual fund	**	167,723

	Vanguard Mid Cap Index Fund	10,700 shares, Mutual fund	**	221,484

	Thornburg Core Growth I	27,824 shares, Mutual fund	**	565,931

	Stable Value Fund	180,974 shares, Common collective trust	**	7,201,706

	Royce Value Plus Fund I	13,141 shares, Mutual fund	**	181,482

	Royce Total Return Fund	9,712 shares, Mutual fund	**	125,574

	PIMCO Total Return Bond Admin	189,066 shares, Mutual fund	**	2,021,120

	American Funds Washington Mutual Fund	55,649 shares, Mutual fund	**	1,866,452

	American Funds Growth Fund of America	154,954 shares, Mutual fund	**	5,231,236

	American Fund EuroPacific Growth	116,266 shares, Mutual fund	**	5,831,881

*	East West Bancorp, Inc.	540,538 shares, common stock	**	13,097,242

*	Loans to participants	Participant loans (maturing 2008 to 2027 with interest rates of 5.00%–9.25%)	**	749,447

	Total investments			$54,888,965

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

	By	/s/ Thomas J. Tolda
THOMAS J. TOLDA
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith).